UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             EarthLink Network, Inc.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    270322100
                        --------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 1998
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 15 Pages

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 2 of 15 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.23%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 3 of 15 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.23%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 4 of 15 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.23%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 5 of 15 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.23%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 6 of 15 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 238,145
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,523,180
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   238,145
    With
                           10       Shared Dispositive Power
                                            1,523,180

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,761,325

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    15.27%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 7 of 15 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,523,180
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,523,180

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.23%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 8 of 15 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 3 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of EarthLink Network, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on
Schedule 13D dated February 3, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report that as a result of the recent disposition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total outstanding Shares. As a result of such dispositions, Duquesne LLC (as defined herein) shall no longer be considered a Reporting Person. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Quantum Industrial Partners LDC ("QIP");

               ii)  QIH Management Investor, L.P. ("QIHMI");

               iii) QIH Management, Inc. ("QIH Management");

               iv)  Soros Fund Management LLC ("SFM LLC");

               v)   Mr. George Soros ("Mr. Soros");

               vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

               vii) Duquesne Capital Management, L.L.C. ("Duquesne LLC").

               This Statement relates to the Shares held for the accounts of QIP and Mr. Soros. Mr. Druckenmiller and the Duquesne LLC Clients have disposed of the Shares held for their respective accounts.

Updated information concerning the Managing Directors of SFM LLC is set forth in Annex A hereto and incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 1,523,180 Shares (approximately 13.23% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for the account of QIP). This number includes 1,456,480 Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                    (ii) Mr. Soros may be deemed the beneficial owner of 1,761,325 Shares (approximately 15.27% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for his personal account and the account of QIP). This number includes (A) 214,545 Shares and 23,600 Shares issuable upon the exercise of 23,600 currently exercisable warrants held directly for his personal account and (B) 1,456,480 Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                    (iii) Duquesne LLC may be deemed the beneficial owner of 0 Shares held for the accounts of the Duquesne LLC Clients.

               (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 1,523,180 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                    (ii) Each of Mr. Soros and Mr. Druckenmiller, as a result of their positions with SFM LLC, may be deemed to have shared power to direct the voting and disposition of the 1,523,180 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                    (iii)Mr. Soros has the sole power to vote and dispose of the 238,145 Shares held for his personal account (assuming the exercise of all of the warrants held for his personal account).

               (c) Except for the gift of 25,227 Shares (this number includes 22,727 Shares and 2,500 warrants currently exercisable into 2,500 Shares) by Mr. Druckenmiller on April 6, 1998 to Bowdoin College and for the transactions disclosed in Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions effected with respect to the Shares since February 18, 1998 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons or the accounts of the Duquesne LLC Clients.

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

               (e)       Not applicable.

               Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the account of Mr. Soros.

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 14, 1998

                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:  /S/ GERALD KERNER
                                             ----------------------------------
                                             Gerald Kerner
                                             Managing Director

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                       Number of Shares
                                                       ----------------
Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
L. Kevin Dann
Jeffrey L. Feinberg
Arminio Fraga................................................ 183/1/
Gary Gladstein............................................... 548/2/
Ron Hiram
Robert K. Jermain............................................ 185/3/
David N. Kowitz
Alexander C. McAree
Paul McNulty................................................. 504/4/
Gabriel S. Nechamkin
Steven Okin
Dale Precoda
Lief D. Rosenblatt
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

--------
1 This number includes 183 Shares following conversion of 250 warrants, as well as the sales listed herein.

2 This number includes 548 Shares following conversion of 625 warrants, as well as the sales listed herein.

3 This number includes 185 Shares following conversion of 250 warrants, as well as the sales listed herein.

4         This number includes 454 Shares and 50 currently exercisable warrants.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) except for the transactions set forth below, all of which were effected in the over-the-counter market in routine brokerage transactions, has not effected any transactions in the Shares since February 18, 1998 (the date of filing of the last statement on Schedule 13D).


                                        Date of             Nature of           Number              Price
For the Account of                    Transaction          Transaction         of Shares          Per Share
------------------                    -----------          -----------         ---------          ---------
Arminio Fraga                           3/27/98                SELL              2,273              $56.65

Gary Gladstein                          4/6/98                 SELL              5,818              $69.50

Robert K. Jermain                       3/31/98                SELL              2,273              $55.91

Sean Warren                             4/3/98                 SELL              1,818              $66.12

                                        4/9/98                 SELL                146              $66.62


          (d) Except as set forth in the Initial Statement and for the Subscription Agreement, which is incorporated herein by reference, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

               An aggregate of 45,455 Shares and 5,000 Warrants are held in five separate irrevocable trusts for the children of Mr. Soros, one of the trustees of which is Mr. Gary Gladstein. The Reporting Persons disclaim beneficial ownership of any shares held in the aforementioned trusts for the benefit of the children of Mr. Soros.



                                                                                                 Page 15 of 15

                                                    ANNEX B

                                    RECENT TRANSACTIONS IN THE COMMON STOCK
                                          OF EARTHLINK NETWORK, INC.
                                   ----------------------------------------



                                        Date of             Nature of           Number              Price
For the Account of                    Transaction          Transaction         of Shares          Per Share
------------------                    -----------          -----------         ---------          ---------

Duquesne LLC Clients                    3/25/98                SELL              77,000            $55.2450
                                        4/03/98                SELL              77,000            $66.5478



